UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 29, 2009

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Employee Savings Plan (formerly Equitable Resources, Inc. Employee Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the EQT Corporation Employee Savings Plan (formerly Equitable Resources, Inc. Employee Savings Plan) as of December 29, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 29, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 29, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 24, 2010

/s/ Ernst & Young LLP

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 29

	2009	2008

Investments, at fair value:
Money market fund	$667,921	$20,719
Mutual funds	99,862,967	63,735,927
Common/collective trusts	20,750,023	20,691,303
Employer stock fund	37,598,590	25,851,176
Participant loans	1,439,530	1,000,802

Net assets available for benefits at fair value	160,319,031	111,299,927

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	385,850	1,116,130

Net assets available for benefits	$160,704,881	$112,416,057

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 29

	2009	2008

Additions:
Investment income:
Interest and dividends	$3,150,655	$5,343,921
Interest on participant loans	70,273	83,702
Total investment income	3,220,928	5,427,623

Net appreciation (depreciation) in fair value of investments	34,395,295	(56,017,778)

Contributions:
Employer	9,436,377	7,933,376
Participant	8,072,186	6,835,732
Rollovers	912,134	6,482,496
Total contributions	18,420,697	21,251,604

Transfers from affiliated plans	241,231	1,945,284
Total additions (deductions)	56,278,151	(27,393,267)

Deductions:
Benefits paid to participants	7,979,812	5,240,670
Other	9,515	7,954
Total deductions	7,989,327	5,248,624

Net increase (decrease) in net assets available for benefits	48,288,824	(32,641,891)

Net assets available for benefits:
At beginning of year	112,416,057	145,057,948
At end of year	$160,704,881	$112,416,057

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2009

1.                          Description of Plan

The following description of the EQT Corporation Employee Savings Plan (formerly Equitable Resources, Inc. Employee Savings Plan) (Plan) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction and an employee stock ownership plan feature, implemented on September 1, 1985, by EQT Corporation, formerly Equitable Resources, Inc. and certain subsidiaries (Company or Companies).

All regular, full-time and certain part-time, non-union employees of the Companies are eligible to participate in the Plan on their first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

In 2009 and 2008, participants who were highly compensated employees could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings, and other participants could elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible earnings, subject in each case to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

In addition, in 2009 and 2008, participants could elect to make after-tax contributions between 1% and 20% of eligible earnings to the Plan, subject to IRC limitations.  Participants may not contribute more than a combined pre-tax and after-tax amount of 50% of eligible earnings.

All participants receive a match of 50% of the first 6% of any combination of their contract and after-tax contributions.  These contributions are referred to as matching contributions.  Effective December 30, 2009, the Company no longer makes a matching contribution on after-tax contributions.

Participants also may receive a performance contribution, which is determined on an annual basis at the discretion of the Company.  During 2009 and 2008, the amount of the performance contribution was 6% of eligible earnings.

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to meet ERISA Section 404(c).  Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.  If a participant is automatically enrolled, or refuses or fails to make an investment election, their elective contributions are invested in the applicable lifecycle fund designated by the Benefits Investment Committee (BIC) based on the participant’s age until the participant makes their election.  The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

The Employer stock fund consists of the EQT Corporation stock fund and the EQT Corporation stock fund - ESOP account (ESOP).  The ESOP feature operates as an account within the Plan that will hold shares invested in the EQT Corporation stock fund.  Contributions invested in the EQT Corporation stock fund will transfer to the ESOP on a quarterly basis.  Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the EQT Corporation stock fund.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2009

1.                          Description of Plan (continued)

Rollover Contributions:

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

During 2008, in connection with an amendment to the Company’s Equitable Resources, Inc. 2008 Spin-Off Plan, certain employees were able to make an election to transfer pension benefits into the Plan.  Total transfers into the Plan relative to these transactions were $4,919,257 for the year ended December 29, 2008 and are included in rollovers in the accompanying statements of changes in net assets available for benefits.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Transfers from Affiliated Plans:

Transfers from affiliated plans represent transfers made between the Plan and the EQT Corporation Savings and Protection Plan.

Vesting:

Participants are 100% vested in the value of contract and after-tax contributions made, and any rollover contributions.

If employment is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions (matching and performance).

Matching and performance contributions vest in accordance with the following schedule:

Years of Continuous	Vested

Service Completed	Interest

One year	33%

Two years	67%

Three years	100%

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2009

1.                          Description of Plan (continued)

Forfeitures are used to reduce future Company contributions. Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the years ended December 29, 2009 and 2008, employer contributions were reduced by $29,800 and $137,500, respectively, by forfeited nonvested accounts. At December 29, 2009 and 2008, forfeited nonvested accounts totaled $63,229 and $116,329, respectively.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and performance), regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and performance) become 100% vested immediately.

Payment of Benefits to Participants:

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum distribution, a direct rollover, if applicable, or in the case of distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of: the life expectancy of the participant and beneficiary or twenty (20) years.  A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to their vested account balance.  Benefits are recorded when paid.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Loans to Participants:

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance.  Loan terms are not to exceed 5 years or up to 30 years for the purchase of a primary residence.  The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  Prior to December 30, 2009, participants could not have more than two loans outstanding at any point in time.  Effective December 30, 2009, a participant may no longer apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate will remain the same for the entire period of the loan.  Principal and interest are paid ratably through monthly payroll deductions.  If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement.  If the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2009

1.                          Description of Plan (continued)

Administrative Expenses:

The Plan pays administrative expenses associated with the Plan.  The expenses are included in the Other line item in the accompanying statement of changes in net assets available for benefits.  Investment management fees are paid by Plan participants based on participation in the various funds. The funds’ operating expense ratios ranged from 0.10% to 1.43% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0% to 0.45%.  Fund operating expenses are deducted from fund investment returns.

2.                          Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust (Fidelity Managed Income Portfolio).  The statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common/collective trust at year-end.  The contract value of the Fidelity Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investments:

Short-term investments are valued at cost, which approximates market.  The Employer stock fund, consisting of EQT Corporation common stock (Company common stock), is valued at market price as quoted on the New York Stock Exchange.  There were 837,360 and 803,703 shares of Company common stock held by the Plan as of December 29, 2009 and 2008, respectively.  Investments other than investments in common/collective trusts are valued at market.

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See further discussion in Note 4.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2009

2.                          Summary of Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to the accompanying financial statements for the year ended December 29, 2008 to conform to the current year’s presentation.

Recently Issued Accounting Standards:

In April 2009, the Financial Accounting Standards Board (FASB) issued a staff position to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  The staff position also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the fair value disclosure requirements.  The Plan adopted the guidance in the staff position for the reporting period ended December 29, 2009.  Adoption of the staff position did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued an amendment to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  The Plan adopted the guidance for the reporting period ended December 29, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.  In addition, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance.  Refer to Note 4 for these disclosures.  Adoption of the amendment did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued an amendment intended to improve the transparency of inputs and assumptions used to measure the fair value of assets and liabilities reported at fair value by requiring enhanced disclosures.  This amendment is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2009.  However, certain disclosures included in the amendment are effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the effect, of the provisions yet to be adopted in this amendment and the related impact that this amendment will have on its disclosures.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

3.         Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 29

	2009		2008

Employer stock fund	$ 37,598,590		$ 25,851,176

Fidelity Managed Income Portfolio	20,750,023		20,691,303

AF Growth Fund of America	14,294,183		10,000,448

Oppenheimer Developing Markets Fund	9,877,139			*

Fidelity Diversified International Fund	8,277,477		5,823,216

AF Washington Mutual Investors Fund		*	6,230,098

PIMCO Total Return Administrative	-	*	5,643,312

* Investment does not represent 5% or more for the respective year.

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value

	For the Years Ended December 29

	2009	2008

Investments at fair value as determined by quoted market prices:

Mutual funds	$23,842,456	$(41,334,608)

Company stock	10,552,839	(14,683,170)

	$34,395,295	$(56,017,778)

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

4.         Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, common stock, common/collective trusts and participant loans.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                                          quoted  similar assets or liabilities in active markets;

•                                          quoted prices for identical or similar assets or liabilities in inactive markets;

•                                          inputs other than quoted prices that are observable for the asset or liability;

•                                          inputs that are derived principally from or corroborated by observable markets; and

•                                          data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 29, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

4.         Fair Value Measurements (continued)

Mutual funds: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust fund:  The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2009 and 2008.

	Assets at Fair Value as of December 29, 2009

	Level 1	Level 2	Level 3	Total

Money market fund	$667,921	-	-	$667,921

Mutual funds:

Blended investment fund	34,351,964	-	-	34,351,964

Large cap investment fund	28,830,707	-	-	28,830,707

International investment fund	18,154,617	-	-	18,154,617

Income investment fund	9,189,769	-	-	9,189,769

Mid cap investment fund	4,860,830	-	-	4,860,830
			-
Small cap investment fund	4,475,080	-	-	4,475,080

Company’s common stock	37,598,590	-	-	37,598,590

Common/collective trusts	-	$20,750,023	-	20,750,023

Participant loans	-	-	$1,439,530	1,439,530

Total assets at fair value	$138,129,478	$20,750,023	$1,439,530	$160,319,031

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

4.         Fair Value Measurements (continued)

	Assets at Fair Value as of December 29, 2008

	Level 1	Level 2	Level 3	Total

Money market fund	$20,719	-	-	$20,719

Mutual funds:

Blended investment fund	20,895,015	-	-	20,895,015

Large cap investment fund	20,548,838	-	-	20,548,838

International investment fund	10,215,077	-	-	10,215,077

Income investment fund	6,716,937	-	-	6,716,937

Small cap investment fund	2,792,802	-	-	2,792,802
			-
Mid cap investment fund	2,567,258	-	-	2,567,258

Company’s common stock	25,851,176	-	-	25,851,176

Common/collective trusts	-	$20,691,303		20,691,303

Participant loans	-	-	$1,000,802	1,000,802

Total assets at fair value	$89,607,822	$20,691,303	$1,000,802	$111,299,927

Participant loans are considered Level 3, and a summary of changes in the fair value for the years ended December 29, 2009 and 2008 is as follows:

	2009	2008

Balance, beginning of year	$1,000,802	$1,067,198

New loan issuances	1,048,847	296,523

Repayments and deemed distributions	(610,119)	(362,919)

Balance, end of year	$1,439,530	$1,000,802

5.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, the interests of all affected participants will become fully vested.

6.         Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

7.         Related-Party Transactions

Certain plan investments are shares of a money market fund, mutual funds, and common/collective trusts managed by Fidelity Management Trust Company or an affiliate (Fidelity).  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions.  Transactions with respect to participant loans and the Employer stock fund also qualify as party-in-interest transactions.

8.         Income Tax Status

The Plan has received a determination letter from the IRS dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the IRC; therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9.         Subsequent Events

In preparing the accompanying financial statements, we have reviewed all known events that have occurred after December 29, 2009 through June 24, 2010, the financial statements issuance date, for inclusion in the financial statements and footnotes.

10.      Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 29

	2009	2008

Net assets available for benefits as reported in the Plan’s financial statements	$160,704,881	$112,416,057

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(385,850)	(1,116,130)

Net assets available for benefits pursuant to the Form 5500	$160,319,031	$111,299,927

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 29, 2009

10.      Difference Between the Financial Statements and Form 5500 (continued)

The following is a reconciliation of net investment gain from investments:

Year Ended

December 29

2009

Interest and dividends from investment accounts	$ 3,150,655

Net appreciation from investment accounts	34,395,295

Net investment gain from investments as reported in the financial statements	37,545,950

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	730,280

Net investment gain from investments as reported in the Form 5500	$38,276,230

The following is a reconciliation of the Plan’s benefits paid to participants:

Year Ended

December 29

2009

Statement of changes in net assets available for benefits:

Benefits paid to participants	$7,979,812

Less deemed distribution of participant loans	3,345

Benefits paid to participants per Form 5500	$7,976,467

SUPPLEMENTARY INFORMATION

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
Plan No. 202     EIN:  25-0464690
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 29, 2009

				Current

Identity of Issue		Description of Investment	Cost	Value

*	Employer stock fund	EQT securities - common stock	(a)	$ 37,598,590

*	Fidelity Managed Income Portfolio	Common/collective trust	(a)	20,750,023

	AF Growth Fund of America	Mutual fund	(a)	14,294,183

	Oppenheimer Developing Markets Fund	Mutual fund	(a)	9,877,139

*	Fidelity Diversified International Fund	Mutual fund	(a)	8,277,477

	AF Washington Mutual Investors Fund	Mutual fund	(a)	7,649,032

	PIMCO Total Return Institutional Fund	Mutual fund	(a)	7,480,292

*	Fidelity Balanced Fund	Mutual fund	(a)	6,373,925

*	Fidelity Freedom 2025 Fund	Mutual fund	(a)	4,625,355

*	Fidelity Freedom 2020 Fund	Mutual fund	(a)	4,398,387

*	Fidelity Contrafund	Mutual fund	(a)	3,908,907

*	Fidelity Freedom 2015 Fund	Mutual fund	(a)	3,527,809

*	Fidelity Freedom 2040 Fund	Mutual fund	(a)	3,432,041

*	Fidelity Freedom 2030 Fund	Mutual fund	(a)	3,194,464

*	Fidelity Freedom 2035 Fund	Mutual fund	(a)	3,159,310

	American Beacon Small-Cap Value Fund	Mutual fund	(a)	3,106,196

	Alger Mid Cap Growth Institutional Fund	Mutual fund	(a)	2,936,084

*	Fidelity Freedom 2010 Fund	Mutual fund	(a)	2,505,050

*	Spartan U.S. Equity Index Fund	Mutual fund	(a)	2,043,867

	GS Mid Cap Value A	Mutual fund	(a)	1,924,747

*	Fidelity Freedom 2045 Fund	Mutual fund	(a)	1,857,377

	PIMCO High Yield Fund	Mutual fund	(a)	1,709,477

*	Fidelity Small Cap Independent	Mutual fund	(a)	1,368,884

*	Fidelity Freedom 2050 Fund	Mutual fund	(a)	1,184,140

*	Spartan Total Market Index Fund	Mutual fund	(a)	934,718

*	Fidelity U.S. Treasury Money Market Fund	Money market	(a)	667,921

*	Fidelity Freedom Income Fund	Mutual fund	(a)	58,130

*	Fidelity Freedom 2005 Fund	Mutual fund	(a)	35,976

*	Loan Fund	Participant loans - 4.25% to 9.25% **	-	1,439,530

				$ 160,319,031
	(a)	Cost information not required as per Special Rule for certain participant-directed transactions.
	*	Party in interest to the Plan.
	**	Maturities extend through year 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration
Committee

June 24, 2010

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	19